

By Electronic Mail

October 6, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Fidelity Covington Trust
Issuer CIK: 0000945908
Issuer File Number: 033-60973/811-07319
Form Type: 8-A12B
Filing Date: October 6, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Fidelity Clean Energy ETF (FRNW)
- Fidelity Cloud Computing ETF (FCLD)
- Fidelity Electric Vehicles and Future Transportation ETF (FDRV)
- Fidelity Digital Health ETF (FDHT)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications